Form 40-F
period 2017-12-31
CENOVUS ENERGY INC.
filed 2018-02-15
CIK 1475260

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

[Check one]

    ☐      REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

    ☑      ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2017    Commission File Number: 1-34513

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

1,228,789,845

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes ☐    82-             No ☑

Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to filing requirements for the past 90 days.

Yes ☑    No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The annual report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, each of the Registrant’s Registration Statements under the Securities Act of 1933, as amended: Form S-8 (File No. 333-163397), Form F-3D (File No. 333-202165) and Form F-10 (File No. 333-220700).

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2, 99.3 and 99.4 to this annual report on Form 40-F, are hereby incorporated by reference in this annual report on Form 40-F:

(a)	Annual Information Form of Cenovus Energy Inc. for the fiscal year ended December 31, 2017.

(b)	Management’s Discussion and Analysis of Cenovus Energy Inc. for the fiscal year ended December 31, 2017.

(c)	Consolidated Financial Statements of Cenovus Energy Inc. for the fiscal year ended December 31, 2017.

(d)	Supplementary Information – Oil and Gas Activities (unaudited) for the fiscal year ended December 31, 2017.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.5 99.6, 99.7 and 99.8 to this annual report on Form 40-F.

(b)

Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2017, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s (the “Commission”) rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

(c)

Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included in the “Report of Management” that accompanies the registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2017, filed as Exhibit 99.3 to this annual report on Form 40-F.

(d)

Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies the registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2017, filed as Exhibit 99.3 to this annual report on Form 40-F.

(e)

Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2017, there was no change in the registrant’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

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

During fiscal year 2017, the board of directors approved amendments to the Code including housekeeping amendments as well as more substantive amendments, which include additional wording to ensure staff understand the need to be familiar with the policies and practices that support the Code, specifically adding “environment” commitments to the Code, removing wording that permitted company contributions to political parties, adding reference to The Lobbyist Act (Saskatchewan) and adding wording to reflect that the registrant’s financial statements are prepared in accordance with International Financial Reporting Standards.

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committee - External Auditor Service Fees” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2017, filed as Exhibit 99.1 to this annual report on Form 40-F.

Pre-Approval Policies and Procedures and Percentage of Services Approved by Audit Committee.

The required disclosure is included under the heading “Audit Committee - Pre-Approval Policies and Procedures” and “Audit Committee – External Auditor Service Fees” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2017, filed as Exhibit 99.1 to this annual report on Form 40-F. All fees have been pre-approved by the Audit Committee and therefore none of the services therein were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Liquidity and Capital Resources - Contractual Obligations and Commitments” in the registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2017, filed as Exhibit 99.2 to this annual report on Form 40-F.

Identification of the Audit Committee.

The registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Steven F. Leer, Claude Mongeau, Wayne G. Thomson and Colin Taylor.

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

Date: February 15, 2018	CENOVUS ENERGY INC.

	By:	/s/ Ivor M. Ruste
		Name:	Ivor M. Ruste
		Title:	Executive Vice-President &
Chief Financial Officer

EXHIBIT INDEX

Exhibits	Documents

99.1	Annual Information Form of Cenovus Energy Inc. for the fiscal year ended December 31, 2017.

99.2	Management’s Discussion and Analysis of Cenovus Energy Inc. for the fiscal year ended December 31, 2017.

99.3	Consolidated Annual Financial Statements of Cenovus Energy Inc. for the fiscal year ended December 31, 2017.

99.4	Supplementary Information – Oil and Gas Activities (unaudited) for the fiscal year ended December 31, 2017.

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.7	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.8	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.9	Consent of PricewaterhouseCoopers LLP

99.10	Consent of McDaniel & Associates Consultants Ltd.

99.11	Consent of GLJ Petroleum Consultants Ltd.

99.12	Amended Code of Business Conduct & Ethics