Form 40-F
period 2019-12-31
CENOVUS ENERGY INC.
filed 2020-02-12
CIK 1475260

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2019      Commission File Number:  1-34513

CENOVUS ENERGY INC.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English (if applicable))

Canada

(Province or other jurisdiction of incorporation or organization)

1311
(Primary Standard Industrial Classification Code Number (if applicable))

Not applicable
(I.R.S. Employer Identification Number (if applicable))

4100, 225 - 6 Avenue S.W.
Calgary, Alberta, Canada T2P 1N2
(403) 766-2000

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
28 Liberty Street
New York, New York 10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Common shares, no par value (together with associated common share purchase rights)	CVE	New York Stock Exchange

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

1,228,828,226

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

Emerging growth company☐

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

The annual report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, each of the Registrant’s Registration Statements under the Securities Act of 1933, as amended: Form S-8 (File No. 333-163397), Form F-3D (File No. 333-202165) and Form F-10 (File No. 333-233702).

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2, 99.3 and 99.4 to this annual report on Form 40-F, are hereby incorporated by reference in this annual report on Form 40-F:

(a)	Annual Information Form of Cenovus Energy Inc. for the fiscal year ended December 31, 2019.

(b)	Management’s Discussion and Analysis of Cenovus Energy Inc. for the fiscal year ended December 31, 2019.

(c)	Consolidated Financial Statements of Cenovus Energy Inc. for the fiscal year ended December 31, 2019.

(d)	Supplementary Information – Oil and Gas Activities (unaudited) for the fiscal year ended December 31, 2019.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.5 99.6, 99.7 and 99.8 to this annual report on Form 40-F.

(b)

Disclosure Controls and Procedures. As of the end of the Registrant’s fiscal year ended December 31, 2019, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Registrant’s management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, the Registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s (the “Commission”) rules and forms and (ii) accumulated and communicated to the Registrant’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

(c)

Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included in the “Report of Management” that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2019, filed as Exhibit 99.3 to this annual report on Form 40-F.

(d)

Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2019, filed as Exhibit 99.3 to this annual report on Form 40-F.

(e)

Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2019, there was no change in the Registrant’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

The Registrant’s board of directors has determined that the following members of the Registrant’s audit committee each qualifies as an “audit committee financial expert” (as such term is defined in paragraph (8) of General Instruction B to Form 40-F), and each is “independent” as that term is defined in the rules of the New York Stock Exchange: Claude Mongeau, Susan F. Dabarno, Jane E. Kinney and Wayne G. Thomson.

Code of Ethics.

The Registrant has adopted a “code of ethics” (as that term is defined in paragraph (9) of General Instruction B to Form 40-F), entitled the “Code of Business Conduct & Ethics”, that applies to all of its employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.

The Code of Business Conduct & Ethics (the “Code”) is available for viewing on the Registrant’s website at www.cenovus.com, and is available in print to any person without charge, upon request. Requests for copies of the Code should be made by contacting the Registrant’s Corporate Secretarial Department, Cenovus Energy Inc., 225 - 6 Avenue S.W., P.O. Box 766, Calgary, Alberta, Canada T2P 0M2. Any amendments to the Code from time to time will be posted to the Registrant’s website within five business days of the amendment, and will remain available for a twelve-month period. Information on or connected to our website, even if referred to herein, does not constitute part of this annual report on Form 40-F.

Since the adoption of the Code, there have not been any waivers, including implicit waivers, granted from any provision of the Code. During the 2019 fiscal year, the Registrant’s board of directors approved amendments to the Code to address certain industry and societal risks and trends, added new content pertaining to ethical decision making, integrity and leadership, community engagement, privacy and personal information, and communicating with the public and social media. Additional content was also added to address the following areas: protection from retaliation; safety; environmental commitment; diversity and inclusion; violence and a harassment free workplace; protecting sensitive information; third-party engagement; financial reporting and internal controls; bribery, corruption and sanctions; how to speak up and where to locate additional resources. A copy of the amended Code is filed as Exhibit 99.12 to this annual report on Form 40-F.

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committee ‑ External Auditor Service Fees” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2019, filed as Exhibit 99.1 to this annual report on Form 40-F.

Pre-Approval Policies and Procedures and Percentage of Services Approved by Audit Committee.

The required disclosure is included under the heading “Audit Committee ‑ Pre-Approval Policies and Procedures” and “Audit Committee – External Auditor Service Fees” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2019, filed as Exhibit 99.1 to this annual report on Form 40-F. All fees have been pre-approved by the Audit Committee and therefore none of the services therein were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Liquidity and Capital Resources ‑ Contractual Obligations and Commitments” in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2019, filed as Exhibit 99.2 to this annual report on Form 40-F.

Identification of the Audit Committee.

The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Susan F. Dabarno, Jane E. Kinney, Harold N. Kvisle, Claude Mongeau (Chair), and Wayne G. Thomson.

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

Date: February 12, 2020	CENOVUS ENERGY INC.
	By:	/s/ Jonathan M. McKenzie
		Name:	Jonathan M. McKenzie
		Title:	Executive Vice-President & Chief Financial Officer

EXHIBIT INDEX

Exhibits	Documents

99.1	Annual Information Form of Cenovus Energy Inc. for the fiscal year ended December 31, 2019.

99.2	Management’s Discussion and Analysis of Cenovus Energy Inc. for the fiscal year ended December 31, 2019.

99.3	Consolidated Annual Financial Statements of Cenovus Energy Inc. for the fiscal year ended December 31, 2019.

99.4	Supplementary Information – Oil and Gas Activities (unaudited) for the fiscal year ended December 31, 2019.

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

99.7	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

99.8	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

99.9	Consent of PricewaterhouseCoopers LLP.

99.10	Consent of McDaniel & Associates Consultants Ltd.

99.11	Consent of GLJ Petroleum Consultants Ltd.

99.12	Amended Code of Business Conduct & Ethics

101	Interactive data file