Form 40-F
period 2025-12-31
CENOVUS ENERGY INC.
filed 2026-02-19
CIK 1475260

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM 40-F
(Check one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025    Commission File Number 1-34513

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
1,883,400,091

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
The annual report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, each of the Registrant’s Registration Statements under the Securities Act of 1933, as amended: Form F-10 (File No. 333-291853), Form S-8 (File Nos. 333-163397, 333-251886 and 333-283967), Form F-3D (File No. 333-202165).

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2, 99.3 and 99.4 to this annual report on Form 40-F, are hereby incorporated by reference in this annual report on Form 40-F:

(a)Annual Information Form of Cenovus Energy Inc. for the fiscal year ended December 31, 2025.

(b)Management’s Discussion and Analysis of Cenovus Energy Inc. for the fiscal year ended December 31, 2025.

(c)Consolidated Financial Statements of Cenovus Energy Inc. for the fiscal year ended December 31, 2025.

(d)Supplementary Information – Oil and Gas Activities (unaudited) for the fiscal year ended December 31, 2025.

ADDITIONAL DISCLOSURE
Certifications and Disclosure Regarding Controls and Procedures.

(a)Certifications. See Exhibits 99.5 99.6, 99.7 and 99.8 to this annual report on Form 40-F.

(b)Disclosure Controls and Procedures. As of the end of the Registrant’s fiscal year ended December 31, 2025, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Registrant’s management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, the Registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s (the “Commission”) rules and forms and (ii) accumulated and communicated to the Registrant’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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
(c)Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included in the “Report of Management” that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2025, filed as Exhibit 99.3 to this annual report on Form 40-F.
(d)Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the “Report of Independent Registered Public Accounting Firm (PCAOB 271)” that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2025, filed as Exhibit 99.3 to this annual report on Form 40-F.
(e)Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2025, there was no change in the Registrant’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.
Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

The Registrant’s board of directors has determined that Jane E. Kinney, Chana L. Martineau and Claude Mongeau, who are members of the Registrant’s audit committee, each qualify as an “audit committee financial expert” (as such term is defined in paragraph (8) of General Instruction B to Form 40-F), and that each of the following members of the Registrant’s audit committee is “independent” as that term is defined in the rules of the New York Stock Exchange: Stephen E. Bradley, Jane E. Kinney, Chana L. Martineau, Richard J. Marcogliese and Claude Mongeau.
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

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committee - External Auditor Service Fees” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2025, filed as Exhibit 99.1 to this annual report on Form 40-F.
Pre-Approval Policies and Procedures and Percentage of Services Approved by Audit Committee.

The required disclosure is included under the heading “Audit Committee - Pre-Approval Policies and Procedures” and “Audit Committee – External Auditor Service Fees” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2025, filed as Exhibit 99.1 to this annual report on Form 40-F. All fees have been pre-approved by the Audit Committee and therefore none of the services therein were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
Off-Balance Sheet Arrangements.

The Registrant does not have any commitments or obligations, including contingent obligations, arising from arrangements with unconsolidated entities or persons (which are not otherwise discussed in the Registrant's Management’s Discussion and Analysis for the fiscal year ended December 31, 2025, filed as Exhibit 99.2 to this annual report on Form 40-F), that have or are reasonably likely to have a material current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources.
Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Liquidity and Capital Resources - Contractual Commitments and Obligations” in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2025, filed as Exhibit 99.2 to this annual report on Form 40-F.
Identification of the Audit Committee.

The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Jane E. Kinney (Chair), Stephen E. Bradley, Richard J. Marcogliese, Chana L. Martineau and Claude Mongeau.
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

CENOVUS ENERGY INC.

Date: February 19, 2026    /s/ Karamjit S. Sandhar
Name:    Karamjit S. Sandhar
Title:    Executive Vice-President & Chief Financial Officer

EXHIBIT INDEX

Exhibits	Documents
97	Clawback Policy
99.1	Annual Information Form of Cenovus Energy Inc. for the fiscal year ended December 31, 2025.
99.2	Management’s Discussion and Analysis of Cenovus Energy Inc. for the fiscal year ended December 31, 2025.
99.3	Consolidated Annual Financial Statements of Cenovus Energy Inc. for the fiscal year ended December 31, 2025.
99.4	Supplementary Information – Oil and Gas Activities (unaudited) for the fiscal year ended December 31, 2025.
99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.
99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.
99.7	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350.
99.8	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350.
99.9	Consent of PricewaterhouseCoopers LLP.
99.10	Consent of McDaniel & Associates Consultants Ltd.
99.11	Consent of GLJ Ltd.
101	Interactive data file
104	Cover page interactive data file (formatted as Inline XBRL and contained in Exhibit 101)